November 14, 2012
VIA EDGAR AND EMAIL

Jennifer Thompson
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-7010
Re:      Southern Union Company
Form 10-K/A for the Fiscal Year Ended December 31, 2011
Filed April 30, 2012
Form 10-Q for Fiscal Quarter Ended June 30, 2012
Filed August 8, 2012
File No. 1-06407
Dear Ms. Thompson:
This letter responds to the comments Southern Union Company (the “Company”) received from the United States Securities and Exchange Commission (the “SEC”) by letter dated November 1, 2012 regarding the above-referenced filings.
We hope this letter is responsive to your comments and requests for information as it is the Company's goal to address the comments in a manner that is acceptable to the SEC staff.
Our responses utilize the same captions contained in the SEC's letter, and are numbered to correspond to the numbers assigned in such letter. For your convenience, our responses are prefaced by the SEC's corresponding comment.
Form 10-K/A for Fiscal Year Ended December 31, 2012, filed April 30, 2012
General
SEC Comment #1. We note your responses to prior comments 1 and 2 in our letter dated September 25, 2012. Please supplementally confirm that in future filings you will provide additional details of how you award compensation as provided in your written responses.
Company Response:
We confirm that in future filings to the extent the disclosures required by Regulation S-K Item 402 are required, we will provide the additional details of how we award compensation as provided in our previous written responses.  However, we expect that the following circumstances would impact the timing and content of such disclosures in future filings:

•	The Company's compensation policies and practices have changed significantly subsequent to the acquisition of the Company on March 26, 2012.

•
We currently anticipate that the Company's Form 10-K for the year ending December 31, 2012 will omit the information called for by Item 11, Executive Compensation, pursuant to Form 10-K General Instruction I, paragraph (2)(c).  We currently expect that the Company will meet the conditions in Form 10-K General Instruction I, paragraph (1) for availability of such relief.

Form 10-Q for Fiscal Quarter Ended June 30, 2012
Condensed Consolidated Statements of Comprehensive Income (Loss), page 7
SEC Comment #2. We have reviewed your response to prior comment 3 in our letter dated September 25, 2012. Please explain to us in greater detail why there are no reclassifications related to your pension plans from accumulated other comprehensive income into net income during the successor period. For example, please clarify how you accounted for actuarial gains and losses during the successor period, including differences in expected and actual returns on plan assets. We note your disclosure on page 18 that you recognized actuarial loss amortization in net periodic benefit cost during the successor period.
Company Response:
The Company did not record reclassifications of amounts related to its pension plans from accumulated other comprehensive income into net income during the successor period because all previously unrecognized prior service cost, gains or losses and transition amounts of the Company related to the pension plans, including amounts previously recognized in other comprehensive income, were eliminated for financial reporting purposes as of the March 26, 2012 acquisition date. The Company followed guidance in ASC 805-20-30-15 in recognizing the funded status of its plans.
The Company did not record any actuarial gains and losses during the successor period nor did it record adjustments associated with differences in expected and actual returns on plan assets as recording such would change the funded status of the plans.  Pursuant to ASC 715-30-35-62 through 65, the measurement of the Company's plan assets and benefit obligations would be as of December 31, the date of its fiscal year-end statement of financial position.  Interim changes to the funded status of the plans from actuarial gains, losses and other adjustments are not allowed absent a remeasurement of plan assets and liabilities, as would be triggered by a plan curtailment, termination, or amendment.   Absent such changes, only changes from contributions or subsequent accruals such as accruals of service cost, interest cost, and return on plan assets should impact the funded status of the plans during the interim period.

The actuarial loss amortization reflected on page 18 of the Company's Form 10-Q for the quarter ended June 30, 2012 should have been reflected as $0 for the successor periods. The Company's Form 10-Q for the quarter ended September 30, 2012 appropriately reflects no actuarial gain or loss amortization in the successor periods.
Note 3. ETE Merger and Pending Holdco Transaction, page 11
SEC Comment #3. We have reviewed your response to prior comment 4 in our letter dated September 25, 2012 and have the following comments:

•
We note that the vesting of your "share-based payment awards and the resulting conversion to cash and/or ETE common units was triggered by preexisting conditions within the terms of the awards." If the "preexisting condition" of the awards relates to a change of control provision, please tell us when that provision was added to the awards and confirm that the provision was not added in contemplation of the ETE merger. Please tell us if the acquisition-date fair value of the replacement awards exceeded the acquisition-date fair value of the original awards.

•
You indicate that the remaining unrecognized compensation expense associated with these awards was "recognized contemporaneously with the business combination" and not within your predecessor period. Please clarify what you mean by "recognized contemporaneously with the business combination." As part of your response, please explain why you believe your accounting treatment and presentation is appropriate, referring to the applicable accounting guidance to support your conclusion. Please also tell us the amount of such compensation expense and if you included any disclosures in your filing describing your accounting treatment.

Company Response:
The Company's shared-based payment awards were granted under the Third Amended and Restated 2003 Stock and Incentive Plan (the “Equity Plan”). Article XII of the Equity Plan provided for accelerated vesting of unvested option and stock appreciation rights and accelerated expiration of restrictions on restricted stock or other equity based rights immediately prior to a change in control (as that term was defined in the Equity Plan). Notwithstanding the acceleration provisions of Article XII, no equity award would be accelerated unless the Company's Compensation Committee specifically approved that the underlying award agreement contained express language that such award was made subject to the provisions of Article XII of the Equity Plan.
Based on the fact that each outstanding equity award agreement made under the Equity Plan stated that such award was made subject to Article XII and that the merger transaction between ETE and the Company satisfied the definition of a change in control, all outstanding equity awards under the Equity Plan were accelerated immediately prior to the effective time of the merger transaction with ETE. Article XII was not added to the Equity Plan in contemplation of the ETE merger; rather, Article XII and its change in control provisions were included in the original version of the Equity Plan approved by shareholders on November 4, 2003 and each subsequent amendment and restatement thereto. The Equity Plan, which was most recently approved by shareholders at the Company's annual meeting on May 28, 2009, was filed as Appendix I to the Company's Definitive Proxy Statement on Schedule 14A filed with the SEC on April 16, 2009 and was incorporated by reference into Exhibit 10(n) of the Company's Form 10-K for the year ended December 31, 2011.
Neither the Company nor ETE issued replacement awards for the Company's outstanding share-based payment awards. Instead, each of the outstanding awards fully vested and was converted into rights to receive cash and/or ETE Common Units, as described in Note 3 to the condensed consolidated financial statements included in Item 1 of the Company's Form 10-Q for the quarter ended September 30, 2012.
In our previous response letter, we had indicated that the remaining unrecognized compensation expense associated with these awards was recognized contemporaneously with the business combination. The intention of that statement was to clarify that the remaining unrecognized compensation expense as of the acquisition date was recognized on neither of the predecessor or successor statements of operations. Because the share-based payment awards converted into rights to receive cash and/or ETE Common Units, rather than being converted into replacement awards, the fair value of the vested awards was recorded as consideration transferred in accordance with ASC 805-30-30-7.
The Company included the following additional disclosure in Form 10-Q for the quarter ended September 30, 2012 to describe the accounting treatment with respect to these share-based payment awards:
The vesting of the equity-based awards, as described above, occurred as required under the change in control provisions of the Equity Plan.  The total remaining unrecognized compensation costs of $24.9 million associated with such vested awards was not recorded in either of the predecessor or successor periods reflected herein. The total of $136.8 million and 178,851 ETE Common Units issued to the holders of the awards in connection with the vesting was accounted for as consideration transferred in the Merger.
The Company also intends to include similar disclosure in future filings, to the extent such accounting is relevant to the periods presented.
Management's Discussions and Analysis of Financial Condition and Results of Operations, page 35
SEC Comment #4. We have reviewed your response to prior comment 6 in our letter dated September 25, 2012. Please ensure your future filings do not include any combined results of the predecessor and successor periods as we continue to believe that it is not appropriate to merely combine information for the predecessor and successor periods given the change in basis resulting from the merger. Instead, as noted in our prior comment, you should separately discuss the historical results of the predecessor and the successor periods for 2012. If appropriate, you may supplement the discussion with pro forma results prepared in accordance with Article 11 of Regulation S-X.

Company Response:
The Company recently filed its Form 10-Q for the quarter ended September 30, 2012 in which the Company separately presented and discussed the historical results of the predecessor and successor periods for 2012. The Company also included supplemental pro forma results prepared in accordance with Article 11 of Regulation S-X. The Company intends to reflect the historical results of the predecessor and successor periods separately in future filings.
Conclusion:
In providing the foregoing responses to your comment letter, the Company acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filings; and

•	It may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
We trust this letter satisfactorily addresses your comments and requests for information. We would like to reiterate that the Company's goal is to resolve these comments in a manner that is acceptable to the SEC staff.

Please contact the undersigned if you have any questions or comments with respect to these responses to your comments.

Very truly yours,

/s/ Martin Salinas, Jr.
Martin Salinas, Jr.
Chief Financial Officer

Cc:    Tom Mason
Robert M. Kerrigan, III
Gerrad Heep, Grant Thornton LLP